Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                February 8, 2019


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


                 Re: Guggenheim Defined Portfolios, Series 1859
                 Core Four 60/40 Retirement Portfolio, Series 6
                       File Nos. 333-229076 and 811-03763
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Dear Mr. Bartz:

     This letter responds to your comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1859, filed on December 28, 2018 with the Securities and Exchange Commission (the "Commission"). The registration statement proposes to offer the Core Four 60/40 Retirement Portfolio, Series 6 (the "Trust").

PROSPECTUS

     Investment Summary -- Principal Investment Strategy -- Higher-Yielding Income Sleeve -- Fixed Income ETF Security Selection

     1. The "Fixed Income ETF Security Selection" section under the "Principal Investment Strategy" section states that the Trust may invest in exchange-traded funds that may invest in convertible securities. Please disclose whether these exchange-traded funds will invest in contingent convertible securities. If so, please disclose this in the principal investment strategies and provide the corresponding risk disclosures.

     Response: The exchange-traded funds held by the Trust do not hold contingent convertible securities.


     Investment Summary -- Principal Risks and Understanding Your Investment -- Investment Risks

     2. The "Fixed Income ETF Security Selection" section under the "Principal Investment Strategy" section states that the Trust may invest in exchange-traded funds that may invest in convertible bonds, floating rate bonds and preferred securities. Please provide the corresponding risks of investing in such securities.

     Response: The appropriate risks will be included in the final prospectus based upon the Trust's portfolio. If the Trust invests significantly in exchange-traded funds that invest substantially all of their assets in convertible securities, the following disclosure will be included in the "Principal Risks" section:

     Certain ETFs held by the trust invest in convertible securities. Convertible securities generally offer lower interest or dividend yields than non-convertible fixed-income securities of similar credit quality because of the potential for capital appreciation. The market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. However, a convertible security's market value also tends to reflect the market price of the common stock of the issuing company, particularly when that stock price is greater than the convertible security's "conversion price." Convertible securities fall below debt obligations of the same issuer in order of preference or priority in the event of a liquidation and are typically unrated or rated lower than such debt obligations.

     If the Trust invests in exchange-traded funds that invest substantially all of their assets in convertible securities, the following disclosure will be included in the "Investment Risks" section:

     Convertible securities risk. Certain ETFs held by your trust invest in convertible securities. Convertible securities generally offer lower interest or dividend yields than non-convertible fixed-income securities of similar credit quality because of the potential for capital appreciation. The market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. However, a convertible security's market value also tends to reflect the market price of the common stock of the issuing company, particularly when that stock price is greater than the convertible security's "conversion price." The conversion price is defined as the predetermined price or exchange ratio at which the convertible security can be converted or exchanged for the underlying common stock. As the market price of the underlying common stock declines below the conversion price, the price of the convertible security tends to be increasingly influenced more by the yield of the convertible security. Thus, it may not decline in price to the same extent as the underlying common stock. In the event of a liquidation of the issuing company, holders of convertible securities would be paid before that company's common stockholders. Consequently, an issuer's convertible securities generally entail less risk than its common stock. However, convertible securities fall below debt obligations of the same issuer in order of preference or priority in the event of a liquidation and are typically un-rated or rated lower than such debt obligations.

     Mandatory convertible securities are distinguished as a subset of convertible securities because the conversion is not optional and the conversion price at maturity is based solely upon the market price of the underlying common stock, which may be significantly less than par or the price (above or below par) paid. For these reasons, the risks associated with investing in mandatory convertible securities most closely resemble the risks inherent in common stocks. Mandatory convertible securities customarily pay a higher coupon yield to compensate for the potential risk of additional price volatility and loss upon conversion. Because the market price of a mandatory convertible security increasingly corresponds to the market price of its underlying common stock, as the convertible security approaches its conversion date, there can be no assurance that the higher coupon will compensate for a potential loss.

     If the Trust invests significantly in exchange-traded funds that invest substantially all of their assets in floating-rate securities, the following disclosure will be included in the "Principal Risks" section:

     Certain ETFs held by the trust invest in securities that are structured as floating-rate instruments. The yield on these securities will generally decline in a falling interest rate environment, causing the ETFs to experience a reduction in the income they receive from these securities. A sudden and significant increase in market interest rates may increase the risk of payment defaults and cause a decline in the value of these investments and the value of the ETFs held by the trust.

     If the Trust invests in exchange-traded funds that invest substantially all of their assets in floating-rate securities, the following disclosure will be included in the "Investment Risks" section:

     Floating-rate securities risk. Certain ETFs held by the trust invest in securities that are structured as floating-rate instruments in which the interest rate payable on the obligations fluctuates on a periodic basis based upon changes in a base lending rate. As a result, the yield on these securities will generally decline in a falling interest rate environment, causing the ETFs to experience a reduction in the income they receive from these securities. A sudden and significant increase in market interest rates may increase the risk of payment defaults and cause a decline in the value of these investments and the value of the ETFs held by the trust.

     If the Trust invests significantly in exchange-traded funds that invest substantially all of their assets in preferred securities, the following disclosure will be included in the "Principal Risks" section:

     Certain ETFs held by the trust invest in preferred stocks and hybrid preferred securities. Preferred securities are typically subordinated to bonds and other debt instruments in a company's capital structure in terms of priority to corporate income and therefore will be subject to greater risk than those debt instruments. In addition, preferred securities are subject to other risks, such as having no or limited voting rights, being subject to special redemption rights, changing tax treatments and possibly being issued by companies in heavily regulated industries. Furthermore, certain hybrid preferred securities often contain deferral features, whereby the issuer may fail to make distributions without a default occurring.

     If the Trust invests in exchange-traded funds that invest substantially all of their assets in preferred securities, the following disclosure will be included in the "Investment Risks" section:

     Preferred securities risk. Certain ETFs held by the trust invest in preferred securities, including preferred stock and hybrid preferred securities.

     Similar to bonds, preferred stocks typically offer a fixed rate of return, paid in the form of a dividend. Like common stock, most preferred stocks are equity securities representing ownership in a company. Preferred stocks are generally considered "senior equity securities" and preferred stockholders enjoy preference over common stockholders with regard to liquidations. For the prospect of a higher or stated yield, preferred stockholders may forfeit or at least be limited in their voting rights. Preferred stocks are generally traded on national stock exchanges. Preferred securities are typically subordinated to bonds and other debt instruments in a company's capital structure, in terms of priority in liquidation and therefore will be subject to greater credit risk than those debt instruments.

     Generally, preferred securities may be subject to provisions that allow an issuer, under certain conditions, to skip or defer distributions without any adverse consequences to the issuer. If the trust owns a preferred security that is deferring its distribution, the trust may be required to report income for tax purposes although it has not yet received such income. Certain of the preferred securities held by the trust are "noncumulative." As a result, these securities will not distribute any unpaid or omitted dividends from the prior year. If an issuer chooses not to pay dividends in a given year, the trust will not have the right to claim the unpaid dividends in the future.

     Certain hybrid preferred securities are securities typically issued by corporations, generally in the form of interest-bearing notes or preferred securities, or by an affiliated business trust of a corporation, generally in the form of beneficial interest in subordinated debentures issued by the corporation. Hybrid preferred securities may possess varying combinations of features of debt and preferred securities.

     Tax or regulatory changes taken by the Internal Revenue Service may change the tax characterization of the trust's preferred securities and, as a result, may effect the value of your units.

     3. The "Principal Investment Strategy" section states that the Trust may invest real estate investment trusts. Please provide the corresponding risks of investing in such securities.

     Response: The appropriate risks will be included in the final prospectus based upon the Trust's portfolio. If the Trust invests significantly in real estate investment trusts and/or exchange-traded funds that invest substantially all of their assets in real estate investment trusts, the following disclosure will be included in the "Principal Risks" section:

     The trust includes REITs and certain ETFs held by the trust may invest in REITs. REITs may concentrate their investments in specific geographic areas or in specific property types, such as, hotels, shopping malls, residential complexes and office buildings. The value of the REITs and other real estate securities and the ability of such securities to distribute income may be adversely affected by several factors, including: rising interest rates; changes in the global and local economic climate and real estate conditions; perceptions of prospective tenants of the safety, convenience and attractiveness of the properties; the ability of the owner to provide adequate management, maintenance and insurance; the cost of complying with the Americans with Disabilities Act; increased competition from new properties; the impact of present or future environmental legislation and compliance with environmental laws; changes in real estate taxes and other operating expenses; adverse changes in governmental rules and fiscal policies; adverse changes in zoning laws; declines in the value of real estate; the downturn in the subprime mortgage lending market and the real estate market in the United States; and other factors beyond the control of the issuer of the security.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren